                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         SeraCare Life Sciences, Inc.
                               (Name of Issuer)

                     Common Stock, No Par Value Per Share
                        (Title of Class of Securities)

                                 81747Q 10 O
                                ______________
                                (CUSIP Number)

                                BARRY D. PLOST
                              c/o SeraCare, Inc.
                      1925 Century Park East, Suite 1970
                         Los Angeles, California 90067
                           Tel. No.:  (310) 772-7777
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                            David A. Krinsky, Esq.
                             O'Melveny & Myers LLP
                           610 Newport Center Drive
                                  Suite 1700
                        Newport Beach, California 92660

                              September 24, 2001
                    (Date of Event Which Requires Filing of
                                This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Barry D. Plost
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER  (a)  [_]
     OF A GROUP                             (b)  [_]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY
--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES               (7)    SOLE VOTING
BENEFICIALLY OWNED                    POWER                      1,088,157(1)
BY EACH REPORTING              -------------------------------------------------
PERSON WITH                    (8)    SHARED VOTING
                                      POWER                            -0-
                               -------------------------------------------------
                               (9)    SOLE DISPOSITIVE
                                      POWER                      1,088,157(1)
                               -------------------------------------------------
                               (10)   SHARED DISPOSITIVE
                                      POWER                            -0-

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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                 1,088,157(1)
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                         [_]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.4%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------


------------
(1) Includes 1,900 shares of Common Stock held by the Reporting Person's spouse, and options and warrants to purchase 988,462 shares of Common Stock.

Item 1.  Security and Issuer

This statement relates to the common stock (the "Common Stock") of SeraCare Life Sciences, Inc., a California corporation (the "Company"), having its principal executive offices at 1935 Avenida del Oro, Suite F, Oceanside, California 92056.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Barry D. Plost, an individual. Mr. Plost is hereinafter referred to as the "Reporting Person."

     (b) The Reporting Person's address is c/o SeraCare, Inc., 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

     (c) The Reporting Person has served as Chairman and Chief Executive Officer of the Company since February 1998.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Common Stock beneficially owned by him as follows:

In connection with an Agreement and Plan of Merger dated as of June 10, 2001, as amended on August 1, 2001 (as amended, the "Merger Agreement"), by and among Instituto Grifols, S.A., a company organized under the laws of Spain ("Purchaser"), SI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser, and SeraCare, Inc., a Delaware corporation ("SeraCare"), all of the outstanding common stock of the Company was distributed to the stockholders of record of SeraCare as of the close of business on September 24, 2001 (the "Spin-Off"). For every five shares of SeraCare common stock owned as of the close of business on September 24, 2001, two shares of Common Stock were distributed to such stockholder. As of the close of business on September 24, 2001, the Reporting Person held 257,639 shares of SeraCare common stock. As part of the Spin-Off, the Reporting Person received 103,055 shares of Common Stock, of which 1,900 shares were held by the Reporting Person's spouse.

The Reporting Person acquired options to purchase Common Stock as follows:

In connection with the Merger Agreement, for each SeraCare option or warrant held, the option or warrant holder received an option to purchase a number of shares of Common Stock of the Company equal to forty percent of the number of shares of common stock for which such SeraCare option or warrant was outstanding. The per share exercise price of the new Company options or warrants equals the calculated exercise price determined pursuant to the Merger Agreement multiplied by two and one-half. The options vested upon issuance and are exercisable for the period specified in the terms of the respective options or warrants at the following exercise prices:

                                    Options


                                Number of shares of Common Stock
        Date of Option          Issuable upon Exercise of Option          Exercise Price
-------------------------------------------------------------------------------------------------
            9/24/01                           335,604                         $0.85
            9/24/01                            22,458                         $0.25
            9/24/01                            60,000                         $0.20
            9/24/01                            20,000                         $0.40
            9/24/01                            20,000                         $0.60
            9/24/01                            40,000                         $0.60
            9/24/01                            80,000                         $0.65

                                   Warrants

                                 Number of shares of Common Stock
        Date of Warrant          Issuable upon Exercise of Warrant          Exercise Price
-------------------------------------------------------------------------------------------------
            9/24/01                            32,000                           $0.20
            9/24/01                            20,000                           $0.20
            9/24/01                            32,000                           $0.40
            9/24/01                            30,000                           $0.40
            9/24/01                            25,000                           $0.40
            9/24/01                            30,000                           $0.40
            9/24/01                            10,000                           $0.40
            9/24/01                            30,000                           $0.40
            9/24/01                            30,000                           $0.40
            9/24/01                            10,000                           $0.60
            9/24/01                            30,000                           $0.40
            9/24/01                            10,000                           $0.60
            9/24/01                            20,000                           $0.40
            9/24/01                             6,400                           $0.60
            9/24/01                            30,000                           $0.40
            9/24/01                            10,000                           $0.60
            9/24/01                            30,000                           $0.40
            9/24/01                            10,000                           $0.60
            9/24/01                            15,000                           $0.63


Item 4.  Purpose of Transaction

All of the Common Stock beneficially owned by the Reporting Person was acquired by the Reporting Person for investment purposes only. The Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns an aggregate of 1,088,157 Common Stock (which number includes options or warrants to purchase 988,462 shares of Common Stock), representing approximately 16.4% of the total number of shares of Common Stock of the Company outstanding as of September 24, 2001(which number includes the Reporting Person's options or warrants to purchase 988,462 shares of Common Stock).

     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all 1,088,157 Common Stock beneficially owned by him, of which 1,900 shares were held by the Reporting Person's spouse.

     (c) Not applicable.

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     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.  Material To Be Filed as Exhibits

Not applicable.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         October 4, 2001

                                          /s/ Barry D. Plost
                                         --------------------
                                         Barry D. Plost